Exhibit (a)(15)

PRESS RELEASE	For Immediate Release
23 December 2005

For further information, please contact:

Jilin Chemical Industrial Company Limited	Tel: (86) 432-390 3651
Mr. Li Chunqing	Fax: (86) 432-302 8126
E-mail: jcic@jcic.com.cn

Fortune China Public Relations Ltd.	Tel: (852) 2838 1162
Ms. Mabel Tai	Fax: (852) 2834 5109
E-mail: mabel.tai@fortunechina.com.hk
Receipt of SEC No-Action Relief by PetroChina Company Limited and
Termination of the Initial Offer Period and Withdrawal Rights
in Connection with the H Share Offer
On October 28, 2005, PetroChina Company Limited (“PetroChina”; HKSE stock code: 0857; NYSE: PTR) and Jilin Chemical Industrial Company Limited (“Jilin” or the “Company”; HKSE stock code: 0368; NYSE: JCC) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions, Citigroup Global Markets Asia Limited, on behalf of PetroChina, and (in the United States only) PetroChina, would make a voluntary conditional offer (the “H Share Offer”) to acquire all the outstanding overseas listed foreign invested shares of Jilin (the “Jilin H Shares”) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the “Jilin ADSs”) for HK$280.00 per Jilin ADS, in each case not already owned by PetroChina and parties acting in concert with PetroChina. As of November 15, 2005, PetroChina owned 67.29% of the outstanding share capital of Jilin.
PetroChina and Jilin have filed amendments to the Schedule 13E-3 transaction statement that they jointly filed with the United States Securities and Exchange Commission (the “SEC”) on November 16, 2005, on December 9, 2005, December 13, 2005 and December 23, 2005. The Schedule 13E-3 is publicly available on the SEC’s website at www.sec.gov.
PetroChina today announced that it has received no-action relief from the staff of the SEC, confirming that they will not recommend enforcement action to the SEC if PetroChina terminates the initial offer period of the H Share Offer (the “Initial Offer Period”) and thereby terminates withdrawal rights before the scheduled expiration of the Initial Offer Period, so long as, at the time withdrawal rights terminate: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the H Share Offer have been satisfied or waived.
PetroChina has announced that, if the resolutions approving the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, are passed at the special class meeting of Jilin H Shareholders to be held on Saturday, 31 December 2005 (the “H Share Class Meeting”), and if valid acceptances of the H Share Offer for not less than 66 2/3% in nominal value of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs are received, the H Share Offer will become unconditional and the Initial Offer Period will expire. The expiration of the Initial Offer Period may occur at any time on or after 31 December 2005, the date of the H Share Class Meeting. The right of Jilin H Shareholders and Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time.
Accordingly, Jilin H Shareholders and Jilin ADS Holders that wish to withdraw their acceptances of the H Share Offer should do so before 31 December 2005 to ensure that their withdrawal is timely. A Jilin H Shareholder who accepts the H Share Offer may withdraw the acceptance during the Initial Offer Period by lodging a timely notice in writing signed by the acceptor (or his/her/its agent duly appointed in writing and evidence of whose appointment is produced together with the notice) to the Registrar at its address set forth in the composite offer and response document relating to the H Share Offer (the “Composite Document”). A Jilin ADS Holder who accepts the H Share Offer in respect of the Jilin H Shares represented by his/her/its Jilin ADSs may withdraw the acceptance during the Initial Offer Period by providing timely notice in writing to the US Tender Agent at its address set forth in the letter of transmittal for the H Share Offer.
PetroChina and Jilin will jointly release an announcement when the H Share Offer becomes unconditional in all respects. PetroChina and Jilin will communicate such announcement in the U.S. by issuing a press release that will be filed with the SEC (and will be available on the SEC’s website at www.sec.gov) and delivered to the NYSE. If the H Share Offer is extended, PetroChina and Jilin will jointly release an announcement to that effect, and such announcement will be filed with the SEC (and will be available on the SEC’s website at www.sec.gov).
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The Company is one of the PRC’s largest producers of basic chemical and chemical raw materials, and one of the PRC’s largest diversified chemical enterprises. Its primary business consists of the production and sale of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.
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This press release does not constitute an offer to purchase, an offer for sale of or a solicitation of an offer to sell or purchase any securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.

Investors should carefully read any filings made by the Company or PetroChina in connection with the offer for shares of the Company, including any tender offer statement on Schedule TO, transaction statement on Schedule 13E-3, related solicitation/recommendation statement on Schedule 14D-9 and any other documents relating to the offer for the shares of Jilin Chemical Industrial Company Limited, if and when any such documents are filed with the SEC, including any amendments and exhibits thereto, because the filings will contain important information. If and when filed with the SEC, any such Schedule TO, Schedule 13E-3, Schedule 14D-9 and any related documents will be available free of charge at the SEC’s web site, at www.sec.gov.
Certain statements contained in this press release might be viewed as “forward-looking statements” within the meaning of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the performance or financial condition of the Company to be materially different from any future performance or financial condition implied by such statements.
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